Exhibit 99.1

Foresight: Eye-Net Mobile Signs Distribution Agreement with Leading Japanese Trading House Cornes Technologies

Cornes Technologies, will promote Eye-Net Mobile’s cellular-based accident prevention solutions in the Japanese market

Ness Ziona, Israel – October 2, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., signed a distribution agreement with Cornes Technologies, a leading Japanese trading house founded in 1900. According to the agreement, Cornes Technologies will promote and assist in the integration of the Eye-Net™ cellular-based accident prevention solution suite in products and applications of third parties in Japan. Cornes Technologies, a renowned trading company, plays a significant role in establishing and developing commercial links and trade between Japan and the rest of the world.

The distribution agreement with Cornes Technologies was signed following the recently announced pilot projects with leading Japanese multinational companies for possible integration of the Eye-Net Protect solution into advanced dashboard cameras and IoT services. Several additional Japanese companies have expressed interest in Eye-Net Mobile’s cellular-based accident prevention solutions.

“The Japanese technology market is very versatile and addresses multiple verticals such as micro-mobility, smart devices, automotive manufacturers, telecommunication companies and smartphone manufacturers, as well as third-party application providers. Characterized by early adopters of new technologies, we believe that the Japanese technology market is a suitable target for Eye-Net Mobile’s solution. Moreover, we are confident that Cornes Technologies will utilize its extensive experience and relationships in this market to assist in current engagements and further market penetration,” said Dror Elbaz, COO and Deputy CEO of Eye-Net Mobile.

The Eye-Net Protect V2X solution is designed to protect the most vulnerable road users in real time — including pedestrians, cyclists, scooter drivers and car drivers —by providing collision alerts when road users have no direct line of sight. An SDK configuration allows Eye-Net Mobile to integrate its solution into leading location-based products such as wearable devices, dashboard cameras, navigation aids, infotainment systems, third-party applications and other smart devices.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the Advanced Driver Assistance Systems (ADAS), the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the distribution agreement with Cornes Technologies, that Cornes Technologies, will promote Eye-Net Mobile’s cellular-based accident prevention solutions in the Japanese market, that several additional Japanese companies have expressed interest in the Eye-Net Mobile’s cellular-based accident prevention solutions, the potential of the Japanese market, and the potential of the Company’s products. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654